Portal Resources Ltd.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letters dated February 18, 2010 and March 23, 2010 with regards to Portal’s Annual Report for the year ended June 30, 2009 on Form 20-F filed on January 19, 2010.

Comment Number	Page	Response
1	70	The disclosure regarding management’s assessment of internal controls over financial reporting has been added to the text.

2	70	Disclosure regarding the mistaken omission of the required disclosure and the resulting lack of effectiveness in the Company’s disclosure controls and procedures has been added.

3	Financial Statements	Note 15 has been restated and a discussion of the successful efforts methodology has been added.

4	Financial Statements	The costs incurred during the current period have been segregated from amounts incurred in earlier periods.

5	Financial Statements	Non-cash items have been eliminated from the cash flow reconciliations for operating and investing cash flows under US GAAP.

6	Financial Statements	The reclassification of the proceeds on sale of mineral properties has been removed from Note 15.

7	Certifications	Revised certifications have been included.

Sincerely,

/s/  Mark T. Brown

Mark T. Brown,

Chief Financial Officer